Exhibit (a)(1)(J)

ORBOTECH LTD.

Form of Letter to be sent to Grantees of New Options providing Notice of the Award of a New Option

December 17, 2010

Employee Orbotech Israel	Orbotech Number: 0000

Dear Employee,

Re: Orbotech Ltd. Option Exchange Program

We are pleased to inform you that following your election to participate in the Orbotech Ltd. option exchange program, you have been awarded an option to purchase # Ordinary Shares of the Company, pursuant to the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”). This option was issued in exchange for option number 2000-#### which you tendered pursuant to the Exchange Offer and which has now been cancelled in accordance with the terms of that program.

The formal date of the new option grant is December 16, 2010. As prescribed in the 2000 Plan and in the option exchange program, the option exercise price is equivalent to the average of the Company’s high and low share prices on that date as reported by the Nasdaq, namely $##.## per share. The option will vest and be exercisable as to 50% of the underlying ordinary shares after one year and 100% of the underlying ordinary shares after two years, from the date of grant; and will expire at 11:59 p.m. (Israel time) on #. You will be contacted in due course to arrange for signature of the formal option agreement, which is required to be in place before you can exercise the option.

The Exchange Offer program in general, and this equity award to you in particular, is intended to give expression to management’s appreciation of your efforts on the Company’s behalf, to foster and encourage your continued participation in Orbotech’s ongoing endeavors and to make it possible for you to take part in the fruits of its success over the course of time.

It is important to emphasize that you continue to treat this matter as strictly personal and confidential and not discuss it with anyone else, particularly other employees within the Orbotech group of companies and affiliates.

I take this opportunity of wishing you, and the Company as a whole, continued success in our joint endeavors, and look forward to your ongoing and long-term employment with, and contribution to, Orbotech.

Sincerely,

Raanan Cohen

President and

Chief Executive Officer

Orbotech Ltd.

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